Filed Pursuant to

Rule 424(b)(3)

File No. 333-106501

KH FUNDING COMPANY

SUPPLEMENT DATED JANUARY 20, 2004 TO PROSPECTUS DATED NOVEMBER 3, 2003

The following information supplements our prospectus dated November 3, 2003 related to the sale of our debt securities. You should review this information prior to making an investment decision. This supplement should be read in conjunction with the prospectus dated November 3, 2003.

Resent Sale of Unregistered Securities (Common Stock)

On December 22, 2003, KH Funding sold 500,000 shares of its Common Stock, par value $0.01 per share, at $2.00 per share to a sole accredited investor, Mr. Solomon Kaspi. The sale was subject to installment payment with receipt of full payment no later than January 15, 2004; full payment was received on January 8, 2004. The sale was made in reliance upon the exemption from registration provided by Regulation D, Rule 506 promulgated under Section 4(2) of the Securities Act of 1933, as amended, for transactions by an issuer not involving a public offering.

The following table sets forth information with respect to the beneficial ownership of our Common Stock as of January 20, 2004, including the sale described above, for:

•	each person who we know owns beneficially more than 5% of our Common Stock,

•	each executive officer,

•	each of our directors, and

•	all of our executive officers and directors as a group.

Unless otherwise noted below, and subject to applicable community property laws, to our knowledge, each person has sole voting and investment power over the shares shown as beneficially owned, except to the extent authority is shared by spouses under applicable law and except as set forth in the footnotes to the table.

The number of shares beneficially owned by each stockholder is determined under rules promulgated by the SEC. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of Common Stock deemed outstanding includes shares issuable upon exercise of options and warrants held by the respective person or group which may be exercised within 60 days after June 30, 2002. For purposes of calculating each person’s or group’s percentage ownership, stock options and warrants exercisable within 60 days after June 30, 2003 are included for that person or group but not the stock options and warrants of any other person or group.

Percentage of shares beneficially owned is based on 2,488,666 outstanding shares of our Common Stock as of January 20, 2004. An asterisk indicates ownership of less than 1%. Our Common Stock is privately held and there is no public trading market for our Common Stock. All addresses for the executive officers and directors are KH Funding’s address at 10801 Lockwood Drive, Suite 370, Silver Spring, Maryland 20901.

Beneficial ownership, as set forth in the regulations of the SEC, includes securities owned by or for the spouse, children or certain other relatives of such person as well as other securities as to which the person has or shares voting or investment power or has the right to acquire within 60 days after January 20, 2004. The same shares may be beneficially owned by more than one person. Beneficial ownership may be disclaimed as to certain of the securities.

Name and position	Number of Shares(1)		Percent
Robert L. Harris, President, CEO and Director	752,689	(2)	30.2%
Jin S. Kim, Director	515,000		20.7%
Solomon Kaspi	500,000		20.1%
Dr. Mervyn Feldman, Director	95,778	(3)	3.8%
Jack H. Breskow, Director	37,500	(4)	1.5%
Ronald L. Nicholson, Vice President	12,000	(5)	*
James E. Parker, Vice President	13,250	(6)	*
Louise B. Sehman, CFO, Secretary and Treasurer	6,000	(7)	*
All Directors and Executive Officers as a Group (7 persons)	1,432,217		57.5%

(1)	The securities “beneficially owned” by an individual are determined in accordance with the definition of “beneficial ownership” set forth in the regulations of the SEC. Accordingly, they may include securities owned by or for, among others, the spouse and/or minor children or the individual and any other relative who has the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or has the right to acquire under outstanding stock options within 60 days after the date of this table. Beneficial ownership may be disclaimed as to certain of the securities.
(2)	Includes (i) 365,000 shares of Common Stock held directly, (ii) options to purchase 287,689 shares of Common Stock awarded pursuant to our stock option plans, which are currently exercisable and (iii) 100,000 shares of Common Stock held directly by Mr. Harris, but which secure a loan receivable of $185,450 owed to KH Funding.
(3)	Includes 28,000 shares of Common Stock held with his wife, Harriet Feldman, as tenants by the entirety.
(4)	Includes the following held by his wife, Eufrosene Brewskow: (i) 30,000 shares of Common Stock held directly and (ii) options to purchase 7,500 shares of Common Stock awarded pursuant to our stock option plans, which are currently exercisable.
(5)	Consists of options to purchase 12,000 shares of Common Stock awarded pursuant to our stock option plans, which are currently exercisable.
(6)	Consists of options to purchase 13,250 shares of Common Stock awarded pursuant to our stock option plans, which are currently exercisable.
(7)	Includes options to purchase 3,000 shares of Common Stock awarded pursuant to our stock option plans, which are currently exercisable.